Exhibit (a)(5)(i)

FOR:	Jarden Corporation

CONTACT:	Trisha Mount
Senior Vice President
914-967-9400

Investor Relations: Jennifer Milan
Press: Megan Crudele/Jeannine Dowling
FTI Consulting
212-850-5600

FOR IMMEDIATE RELEASE

JARDEN COMMENCES SELF-TENDER OFFER TO PURCHASE

UP TO $500 MILLION IN VALUE OF ITS COMMON STOCK

RYE, N.Y., January 26, 2012 – Jarden Corporation (NYSE: JAH) announced today that it has commenced a “modified Dutch auction” self-tender offer to purchase up to $500 million in value of its common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of not greater than $33.00 or less than $30.00 per share, net to the seller in cash. The tender offer will expire at 12:00 midnight, Eastern Standard Time, on February 23, 2012, unless extended. Jarden announced its intention to make the tender offer on January 24, 2012 prior to the open of the market. On January 23, 2012, the last reported sale price of Jarden’s Common Stock was $30.71 per share, with an average closing price of $30.69 over the last three months. At the maximum final purchase price of $33.00 per share, the Company could purchase 15,151,515 shares if the offer is fully subscribed, which would represent approximately 16.6% of the issued and outstanding shares as of January 24, 2012. At the minimum final purchase price of $30.00 per share, we could purchase 16,666,666 shares if the offer is fully subscribed, which would represent approximately 18.2% of the issued and outstanding shares as of January 24, 2012.

A “modified Dutch auction” self-tender offer allows stockholders to indicate how many shares and at what price within the Company’s specified range they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to $500 million in value of its Common Stock, or such lesser number of shares that are properly tendered and not properly withdrawn. All shares purchased by the Company in the tender offer will be purchased at the same price regardless of whether the stockholders tendered at a lower price. The Company will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at a price above a stockholder’s indication under the terms of the tender offer.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to the satisfaction of certain conditions, including the successful completion of additional debt financing under the Company’s existing senior credit facility. Specific instructions and a complete explanation of the terms and conditions of the tender offer is contained in the Offer to Purchase, dated January 26, 2012, the letter of transmittal and the related materials and the Schedule TO-I which has been filed with the Securities and Exchange Commission.

Neither the Company nor its Board of Directors makes any recommendation as to whether any stockholder should participate in the tender offer or as to the price or prices at which stockholders may choose to tender their shares in the tender offer.

The Company has retained Barclays Capital to act as the dealer manager for the tender offer, which can be contacted at 888-610-5877 (toll free).

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Common Stock. The solicitation and offer to buy the Company’s Common Stock will only be made pursuant to the Offer to Purchase and the related materials. Stockholders should carefully read these materials because they contain important information, including the various terms and conditions of the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the letters of transmittal and the related materials filed by Jarden with the Securities and Exchange Commission at the commission’s website at www.sec.gov or from Jarden’s website at www.jarden.com, or by calling Georgeson Inc., the information agent, at (866) 695-6075 (toll free). Stockholders and investors who have questions may call Barclays Capital or Georgeson Inc. at the numbers above.

About Jarden Corporation:

Jarden Corporation is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. Headquartered in Rye, N.Y., Jarden ranks #379 on the Fortune 500 and has over 25,000 employees worldwide. For in-depth information about Jarden, please visit www.jarden.com.

Note: This news release may contain “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts, included or referenced in this release which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “will,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. This news release is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s adjusted earnings per share, expects or estimates revenue, segment earnings, cash flow from operations, and non-cash, reorganization and other charges, the outlook for the Company’s markets and the demand for its products, earnings per share, consistent profitable growth, free cash flow, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies and transportation costs and the Company’s ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company’s stock repurchase program or through the launch of a tender offer, and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its consummated acquisitions. These projections and statements are based on certain assumptions and analyses made by Jarden in light if its experience and perception of historical trends, current conditions, and expected future developments, as well as other factors believed to be appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from expectations. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission. Consequently, all of the forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Jarden will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, White Mountains or its business or operations. Jarden assumes no obligation to publicly update any such forward-looking statements, whether as a result of new information, future events or otherwise.